THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

August 21, 2012

Ms. Sonia Barros
Special Counsel
Securities Exchange Commission

Re: CommonWealth Realty Partners, Inc.
Post-effective amendment to Form S-11
Filed April 23, 2012 File No. 333-164986

Dear Ms. Barros,

Please see the answers to your comments below.

General

1.  We note your response to comment 3 in our letter dated May 10, 2012. Please provide us with your analysis as to how you complied with your reporting obligations under section 15(d).

According to 15(d)-22(b) The duty to file annual and other reports pursuant to section 15(d) of the Act (15 U.S.C. 78o(d)) regarding any class of asset-backed securities is suspended:

(1) As to any semi-annual fiscal period, if, at the beginning of the semi-annual fiscal period, other than a period in the fiscal year within which the registration statement became effective, or, for offerings conducted pursuant to §230.415(a)(1)(vii) or §230.415(a)(1)(x), the takedown for the offering occurred, there are no asset-backed securities of such class that were sold in a registered transaction held by non-affiliates of the depositor and a certification on Form 15 (17 CFR 249.323) has been filed; or

(2) When there are no asset-backed securities of such class that were sold in a registered transaction still outstanding, immediately upon filing with the Commission a certification on Form 15 (17 CFR 249.323) if the issuer of such class has filed all reports required by Section 13(a), without regard to Rule 12b–25 (17 CFR 249.322), for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15, or the period since the issuer became subject to such reporting obligation. If the certification on Form 15 is subsequently withdrawn or denied, the issuer shall, within 60 days, file with the Commission all reports which would have been required if such certification had not been filed.

We have not offered any securities since the effectiveness of the S-11 registration statements on November 14, 2010. Since the effectiveness of the S-11, Mr. Cronin, the Company’s sole office and director was preoccupied. The Company has not purchased or disposed of any assets whatsoever. The only activity in the Company bank account has been the paying of the auditor. Mr. Cronin is now ready to commence operations on behalf of the Company and is prepared to comply with ongoing reporting requirements and Section 5.

2.  Please amend your registration statement to include the required interactive data exhibits. Refer to Interactive Data Compliance and Disclosure Interpretations Question 146.12 for guidance.

We have provided this via our filing on August 16, 2012.

3.  Please update your financial statement in the registration statement to include the financial statement for the interim period ended May 31, 2012 as required by Regulation S-X.

We have now filed all required reports and updated the Post Effective Amendment with both our quarterly statements (unaudited) and our annual statements ended 11/30/2011 (audited.)

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-1, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-1;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form S-1 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-1; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-1 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,
Jillian Ivey Sidoti, Esq.

Enclosures